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Exhibit 99.2

Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)

Agnico-Eagle Mines Limited

Management's Discussion and Analysis

Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 14, 2008 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2007 prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). All dollar amounts are presented in United States dollars ("US dollars", "$" or "US$") unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F (the "Form 20-F") for the year ended December 31, 2007, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

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NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

        Certain statements in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "may", "will", "should", "could", "would", "expect", "anticipate", "believe", "plan", "intend", "likely" or other variations of these terms or comparable terminology. Forward-looking statements and information in this report include, but are not limited to, statements relating to the Company's outlook for 2008 and future periods, statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices, anticipated trends for prices of gold and byproducts mined by the Company, estimates of future mineral production and sales, estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses, estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof, statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production, estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results, statements regarding the outcome and anticipated timing of proposed transactions, the anticipated timing of events with respect to the Company's mine and mine project sites, and estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the statements in this MD&A containing forward-looking information, which may prove to be incorrect, are based on include, but are not limited to, the assumptions set out in this MD&A and the Form 20-F as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this MD&A and the Form 20-F; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of the Company's ongoing development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this MD&A reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in "Item 3. Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist management with its assessment as to what resources to allocate to the

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construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

  This document uses the terms "measured resources" and "indicated resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

  This document uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This document presents certain measures, including "total cash cost per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP ("non-GAAP financial measures"). This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP financial measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This MD&A also contains information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable US GAAP measure.

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Business Overview

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, mine construction projects in northwestern Quebec, northern Finland, Nunavut and northern Mexico and exploration activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over 5.0 million ounces of gold. For definitions of certain technical terms used in the following discussion, see "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserve and Mineral Resource" in the Form 20-F.

        The Company believes it is currently one of the lowest total cash costs per ounce producers in the North American gold mining industry. In 2007, the Company produced 230,992 ounces of gold at a total cash cost per ounce of minus $365, that is, net of revenues received from the sale of silver, zinc and copper byproducts. For 2008, the Company expects total cash costs per ounce of gold produced to be approximately $48. These expected higher costs compared to 2007 are due to lower assumed prices for byproduct metals from the LaRonde Mine than those realized in 2007 and higher production costs associated with gold sourced from new mines at the Goldex mine project and the Kittila mine project, which do not contain any byproduct metals. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine and the Goldex and Lapa mine projects are situated, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company will continue exploration, development and construction at its Kittila mine project in northern Finland, Pinos Altos mine project in northern Mexico and Meadowbank mine project in Nunavut. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        First, the Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's current mine and three of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Meadowbank mine project in Nunavut, Kittila mine project in northern Finland and Pinos Altos mine project in northern Mexico are each located in regions which the Company believes are also supportive of the mining industry.

        Second, the Company believes that it is one of the lowest total cash costs per ounce producers in the North American gold mining industry, with total cash costs per ounce of gold produced of minus $365 in 2007. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

        Third, the Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine is expected to assist with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of the LaRonde Mine extension.

        Fourth, the Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Nunavut, Finland and Mexico.

        The Company believes it can benefit not only from the existing infrastructure at its mine, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Mine to each of its existing and future properties.

        The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves. In 2005, the Company initiated construction of the Goldex mine project. In 2006, the Company accelerated construction of the Lapa mine project and initiated construction of the LaRonde Mine extension and the Kittila mine project in northern Finland. In 2007, the Company began construction of the Pinos Altos mine project in northern Mexico and acquired the Meadowbank mine project in Nunavut.

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of development and producing properties.

Results of Operations

Revenues from Mining Operations

        In 2007, revenue from mining operations decreased 7% to $432 million from $465 million in 2006. Production and sales of gold and zinc decreased compared to 2006 production and sales levels. The decrease in the production and sales volumes for these metals was partially offset by an increase in gold and silver prices, however, sharp price decreases for zinc and copper led to the overall decrease.

        In 2007, sales of gold and silver accounted for 56% of revenues, up from 47% in 2006 and down from 66% in 2005. The increase in the percentage of revenues from precious metals when compared to 2006 is largely due to the sharp increase in gold prices and sharp decreases in prices of byproduct zinc and copper. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2007	2006	2005
Revenues from mining operations (thousands):
Gold	$171,537	$159,815	$117,888
Silver	70,028	58,262	41,808
Zinc	156,340	211,871	67,150
Copper	34,300	34,684	14,492

	$432,205	$464,632	$241,338

Production volumes:
Gold (ounces)	230,992	245,826	241,807
Silver (000's ounces)	4,920	4,956	4,831
Zinc (tonnes)	71,577	82,183	76,545
Copper (tonnes)	7,482	7,289	7,378
Sales volumes:
Gold (ounces)	229,316	256,961	262,429
Silver (000's ounces)	5,171	4,739	5,221
Zinc (tonnes)	72,905	81,689	75,722
Copper (tonnes)	7,466	7,302	8,521

        Revenue from gold sales increased $12 million, or 7%, in 2007. Realized gold prices increased 20% in 2007 to $748 per ounce from $622 per ounce in 2006. Silver revenue increased $12 million, or 20%, in 2007. The $12 million increase was due to higher realized silver prices and increased silver sales volume.

        Revenue from zinc sales decreased $56 million, or 26%, in 2007. The decrease in zinc revenue was due to 20% lower realized prices as well as an 11% decrease in sales volume. Revenue from copper sales remained relatively steady when compared to 2006. A decrease of 15% in the realized sales price of copper was offset by a 29% decrease in copper smelting fees.

        Gold production decreased to 230,992 ounces in 2007, down 6% from 245,826 ounces in 2006. The decrease is mainly attributable to the decrease in the gold grade of the ore processed as a result of the Company's decision to mine additional low-grade zinc ore during the year to capitalize on historically high zinc prices during the first half of the year.

        Total fourth quarter revenue decreased in 2007 compared to 2006 mainly due to the significant decrease in zinc revenue resulting from a significant decline in zinc prices during the quarter.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances. Interest and sundry income was $25.1 million in 2007 compared to $21.8 million in 2006. The $3.3 million increase in interest income was attributable to the signicantly higher average cash balance held during 2007 compared to 2006.

Gain on Sale of Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. In 2007, the Company liquidated a portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $4.1 million compared to $24.1 million in 2006. The larger gain in 2006 was a result of the Company liquidating a significant portion of its total portfolio.

Production Costs

        In 2007, production costs increased 15% to $166 million from $144 million in 2006. In 2006, production costs increased 13% to $144 million from $127 million in 2005. The table below presents the components of production costs:

	2007	2006	2005
	(thousands)
Definition drilling	$691	$473	$667
Stope development	12,797	12,881	12,499
Mining	30,686	26,369	22,506
Underground services	52,252	44,888	38,236
Milling	43,326	40,518	36,621
Surface services	4,784	4,348	3,198
Administration	12,446	10,957	8,457

Minesite production costs	$156,982	$140,434	$122,184
Accretion expense and reclamation costs	916	826	429
Inventory adjustments	8,206	2,493	5,978
Hedging gains	—	—	(1,226)

Production costs (per Consolidated Statements of Income)	$166,104	$143,753	$127,365

        Minesite production costs increased to $157.0 million from $140.4 million in 2006 primarily as a result of a stronger Canadian dollar and higher costs for fuel, chemical reagents used in the mill, mining labour and steel. Increases in the costs of the inputs have been seen throughout the mining industry. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment, increased ground support expenses associated with mining at depth and higher mining labour costs.

        During 2007, LaRonde processed an average of 7,325 tonnes of ore per day compared to 7,324 tonnes per day recorded during 2006. While the design capacity of the plant is 6,350 tonnes per day, it has now been operating at an average of approximately 7,292 tonnes per day for over three years. Minesite costs per tonne were C$65 in the fourth quarter compared to C$63 in the fourth quarter of 2006. For the full year, the minesite costs per tonne were C$66, as compared with C$62 per tonne recorded for 2006. The fourth quarter increase is largely due to further increases in fuel, reagents, steel and mining labour. The full year increase is attributable to these factors and to the higher cost of processing of the low-grade ore extracted from Bousquet during the second quarter of 2007.

        In 2007, total cash costs per ounce of gold increased to minus $365 from minus $690 in 2006 and $43 in 2005. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates, quantity of byproduct produced and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the increase in total cash costs per ounce in 2007 was lower byproduct revenue which resulted from lower zinc and copper prices.

	2007	2006
Total cash costs per ounce (prior year)	$(690)	$43
Difference in gold production	40	11
Stronger Canadian dollar	49	38
Costs associated with increased fuel, reagent and steel costs	45	60
Byproduct revenue	191	(842)

Total cash costs per ounce (current year)	$(365)	$(690)

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash cost per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite cost per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-GAAP financial measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per Ounce to Production Costs

	2007	2006	2005
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$166,104	$143,753	$127,365
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(260,668)	(304,817)	(123,450)
Inventory adjustments(i)	11,528	(7,607)	6,991
Accretion expense and other	(1,264)	(936)	(429)

Cash costs	$(84,300)	$(169,607)	$10,477
Gold production (ounces)	230,992	245,826	241,807

Total cash costs (per ounce)(ii)	$(365)	$(690)	$43

Reconciliation of Minesite Costs per Tonne to Production Costs

	2007	2006	2005
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$166,104	$143,753	$127,365
Adjustments:
Inventory adjustments(iii)	916	2,494	(4,752)
Accretion expense and other	(1,264)	(936)	(429)

Minesite costs ($)	$165,756	$145,311	$122,184

Minesite costs (C$)	$177,735	$164,459	$147,834
Tonnes milled (000's tonnes)	2,673	2,673	2,672

Minesite costs per tonne (C$)(iv)	$66	$62	$55

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2002 to December 31, 2007, the noon buying rate, as certified by the Federal Reserve Bank of New York, fluctuated from a high of $1.6128 to a low of $0.9168. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos mine project are denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years.

Loss on Derivative Financial Instruments

        During 2007, the Company recorded a $5.8 million loss on derivative financial instruments. This loss consisted entirely of the mark-to-market loss on a gold derivative purchased by the Company during the first quarter of 2007, prior to the full acquisition of Cumberland Resources Ltd. ("Cumberland") to neutralize an existing gold derivative held by Cumberland.

Exploration and Corporate Development Expense

        In 2007, the Company continued its significant exploration and corporate development activities including:

  •
  Significant Canadian grassroots exploration accounting for $5.3 million in exploration expenditures, a significant portion of the $5.3 million of which was spent on exploration activities in the Nunavut area around the Meadowbank mine project acquired by the Company during the year. Positive drill results have been reported both inside and outside of the current open pit and estimated reserves have increased 20% from 2.9 million ounces to 3.5 million ounces.

  •
  Extensive exploration activities continued at the Pinos Altos mine project during 2007 accounting for $6.0 million in exploration expenditures compared to $8.0 million in 2006. These expenditures included exploration on the promising Mascota, Santa Nino and Cerro Colorado gold zones. The high potential of these gold zones has resulted in significant planned exploration activities and budgets for 2008.

  •
  Deep drilling continued throughout the year at the Kittila mine project area and the results are encouraging. Drilling results indicate that the Suurikuusikko main zones continue at depths down to 1,000 metres from surface. A major drill program is being carried out in 2008 to further test grades and dimensions of the Suurikuusikko zones at depth. Exploration outside of the Mining License area has focused on testing targets along the Suurikuusikko trend to the north and south of the mining license area with positive results. In addition, drilling at the Oijärvi property returned several new encouraging gold intersections within the Kylmäkoski zone and on other targets in the area. Follow-up drilling will continue in 2008. In January 2008, the Company purchased Troy Resources NL's 50% interest in the Oijärvi property for $0.9 million and Oijärvi is now 100% owned by Agnico-Eagle.

  •
  The Company is currently conducting exploration in proven gold-producing areas of Nevada and incurred exploration expenditures of $5.1 million during 2007, an increase of $1.3 million compared to 2006. The increase is attributable to additional drilling of high grade gold intercepts at the West Pequop project. In addition, there was increased drilling in newly discovered areas containing gold mineralization, which required the purchase of additional claims, leases and road building.

  •
  Agnico-Eagle's corporate development team continued to be active in 2007 evaluating many new properties and possible corporate development opportunities resulting in a $0.2 million increase in corporate development expense compared to 2006.

        The table below illustrates exploration expense by country and corporate development expense:

	2007	2006	2005
	(thousands)
Finland	5,719	9,843	3,174
Mexico	6,047	8,017	4,161
Canada	5,276	6,276	7,963
United States	5,084	3,780	2,893
Corporate development expense	3,381	3,161	1,289

	$25,507	$31,077	$19,480

General and Administrative Expenses

        General and administrative expenses increased to $38.2 million in 2007 from $25.9 million in 2006. A number of factors contributed to this increase including an increased stock option expense of $5.8 million, the increased bonus expenses of $2.3 million reflecting a special one-time "Metals Bonus" given to all employees, increased travel expenses of $1.9 million resulting from the Company's new international scope and increased insurance costs of $1.0 million due to increased property and directors' and officers' insurance premiums.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $3.2 million in 2007 compared to $3.8 million in 2006. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred.

Amortization Expense

        Amortization expense was $27.8 million in 2007 compared to $25.3 million in 2006. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. The amortization base and production units are similar to the prior year. The increase in 2007 is attributable to the additions in sustaining capital at the LaRonde Mine and the commencement of depreciation of newly developed computer systems.

Interest Expense

        In 2007, interest expense increased to $3.3 million from $2.9 million in 2006 and $7.8 million in 2005. The table below shows the components of interest expense.

	2007	2006	2005
	(thousands)
Interest on convertible subordinated debentures	$—	$689	$6,286
Stand-by fees on credit facility	2,289	1,201	1,211
Amortization of credit facility and convertible subordinated debenture financing costs	806	763	1,847
Interest rate derivative payments	—	442	916
Other interest expense	199	132	38
Interest capitalized to construction in progress	—	(325)	(2,485)

	$3,294	$2,902	$7,813

Foreign Currency Translation Loss

        The foreign currency translation loss was $32.3 million in 2007 compared to $2.1 million in 2006. The significant negative effect of exchange rates is attributable to the strengthening of the Canadian dollar and the Swedish krona against the US dollar during 2007. The loss is mainly due to the impact on the foreign currency future tax liabilities partially offset by the impact on cash balances in Canadian dollars and Euro.

Income and Mining Taxes

        In 2007, the effective accounting income and mining tax expense rate was 12.5% compared to 38.1% in 2006 and an income tax recovery rate of 7.9% in 2005. The Company's effective tax rate was significantly lower in 2007 compared to 2006 because of favourable changes in both federal and Quebec income tax laws enacted in December 2007. In particular, during the fourth quarter of 2007, the Company recognized a $29.8 million reduction in federal deferred taxes resulting from the reduction of the federal tax rate to 15% effective for 2012 onward. The Company also recognized a $7.7 million reduction in Quebec deferred taxes from changes in regulations that now permit the deduction of Quebec mining duties for Quebec income tax purposes retroactive to January 1, 2007.

        Although Agnico-Eagle reported income before income and mining taxes in 2005, tax recoveries were recorded in 2005 due to the utilization of losses carried forward which had previously not been recorded as future tax assets. At the end of 2005, Agnico-Eagle did not have any remaining unrecorded tax assets related to operating loss carryforwards and, as such, recorded income and mining tax in 2006 was much closer to statutory tax rates of 34.6%. The effective income and mining tax rate of 12.5% in 2007 is significantly lower than the statutory tax rate due to the Canadian federal tax rate reduction and the Quebec mining duty relief which represents a combined 39.2% reduction in the effective tax rate.

Liquidity and Capital Resources

        At the end of 2007, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $396.0 million compared to $458.6 million at the end of 2006. In 2007, significant increases in cash were provided by operating and financing activities which were completely offset by investing activities. The investing activities mainly consisted of project capital expenditures for the Meadowbank, Goldex, Kittila, LaRonde Mine extension and Pinos Altos projects. Cash flow provided by operating activities increased to $229.2 million in 2007 from $226.3 million in 2006.

        In 2007, the Company invested $510.9 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2007 included $169.7 million at Meadowbank, $105.0 million at Goldex, $79.6 million at Kittila, $52.8 million for the LaRonde Mine extension, $33.0 million at Pinos Altos, $29.3 million at Lapa and $33.8 million for sustaining capital at the LaRonde Mine. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and, if required, drawing from the unsecured credit facility. A significant portion of the Company's cash and cash equivalents and short-term investments are denominated in US dollars. The Company believes that its working capital is sufficient for the Company's present requirements.

        On July 9, 2007, the Company completed its 100% acquisition of Cumberland through a share exchange offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued and outstanding. As a result of the acquisition, the Company acquired $84.2 million in cash, net of transaction costs. Prior to the acquisition, the Company purchased a gold derivative for $15.9 million to neutralize an existing gold derivative held by Cumberland. Both derivative positions were extinguished in late June 2007.

        In 2007, the Company declared its 26th consecutive annual dividend. The dividend was $0.18 per share, an increase of $0.06 per share from 2006. During the first quarter of 2007, the Company paid out its 2006 dividend amounting to $13.4 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors (the "Board") and will be subject to factors such as income, financial condition and capital requirements.

        In 2007, the Company issued shares resulting in $144.1 million in proceeds. This was mainly attributable to the exercise of the Company's warrants in 2007 which resulted in the issuance of 6,877,190 shares for proceeds of $130.6 million.

        The effect of exchange rate changes on cash and cash equivalents during 2007 resulted in increased cash balances of $26.5 million. This positive effect on cash was mainly attributable to the strengthening Canadian dollar as the Company holds significant Canadian dollar cash balances.

        The Company entered into a new credit agreement on January 10, 2008 (the "Facility") with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility to replace its previous secured credit facility. The Facility matures on January 10, 2013, but is extendible in certain circumstances. As at March 14, 2008, there were no amounts of principal or interest outstanding under the Facility; however, outstanding letters of credit issued as security for pension and environmental obligations have decreased the amount available for future drawdowns under the Facility to $280 million.

        Agnico-Eagle's contractual obligations as at December 31, 2007 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	6.2	—	—	—	6.2
Reclamation obligations(1)	103.4	2.2	2.2	2.2	96.8
Pension obligations(2)	4.4	0.3	0.6	0.8	2.7
Total	114.0	2.5	2.8	3.0	105.7

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FAS 143. See Note 5(a) to the Company's Audited Consolidated Financial Statements.

(2)
The Company has Retirement Compensation Arrangements ("RCA") with certain executives and a defined benefit pension plan for certain former employees. The RCA provides pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

2008 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2008 mandatory expenditure commitments (including future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2008:

Amount (millions)
2008 Mandatory Commitments:
Contractual obligations (from table above)	$114
Dividend payable (declared in 2007)	$26

Total 2008 mandatory expenditure commitments	$140

2008 Discretionary Commitments:
Budgeted capital expenditures	$591

Total 2008 mandatory and discretionary expenditure commitments	$732

2008 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2007)	$394
Estimated 2008 operating cash flow (based on 2007)	$229
Working capital (at December 31, 2007) (excluding cash, cash equivalents and short term investments)	$78
Available under bank credit facility	$280

Total 2008 Capital Resources	$981

        The Company believes its capital resources will be sufficient to satisfy all 2008 commitments (mandatory and discretionary). If extremely negative financial circumstances arise in the future, the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Notice to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

        In May 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, referred to as the LaRonde Mine extension. During 2007, construction of the LaRonde Mine extension proceeded, with production from this part of the LaRonde Mine expected to commence in early 2012. Once commenced, production is estimated to be approximately 340,000 ounces per year at total cash costs per ounce of approximately $150, over an estimated mine life of nine years.

        In June 2006, the Company announced that on the basis of the drilling results and a revised feasibility study, it would accelerate construction of the Lapa mine project, located 11 kilometres east of the LaRonde Mine. The Lapa mine is expected to begin production by mid-year 2009 and to produce an average of 125,000 ounces of gold per year over a seven-year mine life with average total cash costs of $300 per ounce. Lateral development commenced in December 2007. In addition, development of the "Lapa Circuit" at the LaRonde mill, where the Lapa ore will be processed, commenced in December 2007.

        The Goldex mine project is expected to commence production during the second quarter of 2008 and gold production during 2008 is expected to be over 90,000 ounces. Over the anticipated ten-year mine life, total cash costs are estimated to be $230 per ounce of gold with average annual gold production of approximately 175,000 ounces.

        On July 9, 2007, the Company completed its 100% acquisition of Cumberland, the developer of the Meadowbank mine project. The Meadowbank mine project is located in Nunavut, Canada, and production is expected to commence in early 2010. A 110 kilometre road to the mine site is now substantially complete. Work completed at the site includes construction of the permanent camp and erection of the fuel tank farm at Baker Lake. The construction of the mill foundation is also underway. At the time of acquisition, the Meadowbank mine project had total gold reserves of approximately 2.9 million ounces. Based on drilling results during the second half of 2007, an additional 600,000 ounces were added to reserves, a 20% increase. Anticipated annual production will be approximately 360,000 ounces with cash costs of $300 per ounce over an estimated nine-year mine life.

        The Kittila mine project is scheduled to begin production during the third quarter of 2008 with initial production of 50,000 ounces in 2008. Over the estimated life of the mine, the cash cost per ounce will be approximately $300 with anticipated average annual gold production of 150,000 ounces. To date, significant progress has been made on the mine, tailings pond and the general site. The office complex was completed during mid-year 2007.

        The Pinos Altos mine project, located in the state of Chihuahua in northern Mexico, is expected to begin production by mid-year 2009. The mine is expected to produce an average of 190,000 ounces of gold per year over a 12-year mine life. The total cash cost per ounce over the mine life is expected to be approximately $210 per ounce.

        With the planned startup of Goldex in April 2008 and the planned startup of Kittila in September 2008, the Company believes its growth objective of achieving steady state gold production is attainable. The ultimate gold production objective is to produce 1.3 million ounces per year over the period of 2010 through 2017 with total cash costs per ounce estimated to be approximately $250 per ounce.

        In 2008, the Company expects to diversify its production base with gold production coming from three mines instead of one. The LaRonde Mine is expected to continue to generate strong cash flow as production volumes are expected to remain steady and the Goldex and Kittila mines are expected to be commissioned in the second and third quarters of 2008, respectively. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2008, prices in early 2008 have continued to remain strong with gold prices reaching all-time highs of $1,004 per ounce in March of 2008 (up to March 14, 2008).

        The table below sets out actual production for 2007 and estimated production in 2008.

	2008 Estimate	2007 Actual
Gold (ounces)	358,000	230,992
Silver (000's ounces)	4,200	4,920
Zinc (tonnes)	72,000	71,577
Copper (tonnes)	7,400	7,482

        For 2008, the Company is expecting total cash costs per ounce to be $48 per ounce of gold compared to minus $365 achieved in 2007. Due to the large byproduct production, total cash costs per ounce at LaRonde are expected to be minus $189 in 2008. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions for these metals play an important role in these estimates. Total cash costs per ounce at the Goldex and Kittila mine projects, neither of which has significant byproduct production, are expected to be $230 and $300, respectively. As production costs at the LaRonde Mine and the Goldex mine project are denominated mostly in Canadian dollars, and the production costs at the Kittila mine project will be denominated mostly in Euros, the C$/US$ and €/US$ exchange rates can also affect the estimates. The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2008 (production estimates for each metal are shown in the table above) as well as the year-to-date market average closing prices for each variable for the first two months of 2008.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$10.55	$15.71
Zinc (per tonne)	$2,600	$2,389
Copper (per tonne)	$5,630	$7,474
C$/US$ exchange rate	$1.1460	$1.0042
EUR/US$ exchange rate	$1.2880	$1.4743

        The estimated sensitivity of the Company's 2008 estimated total cash costs and 2008 estimated operating costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)	Impact on operating costs ($ millions)
C$/US$	$65	$20.0
Zinc	$48	—
Silver	$13	—
Copper	$12	—
EUR/US$	$6	$0.4

Note:

The sensitivities presented are based on production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company uses derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs. Please see "Risk

Profile — Metal Price and Foreign Currency" and "Risk Profile — Derivatives". Please see "Results of Operations — Production Costs" for a discussion about the use of the non-GAAP financial measure total cash costs per ounce.

        In 2008, Agnico-Eagle expects expenditure of $29 million on grassroots exploration and corporate development comprised mostly of grassroots exploration in Canada, Mexico, Finland and the United States outside of the Company's currently contemplated mining areas. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2008. In 2008, provincial capital taxes are expected to be between $2.6 million and $3.0 million as the increased capitalization due to the Cumberland acquisition and warrant exercise is offset by the elimination of capital taxes in some Canadian provincial jurisdictions. Amortization is expected to be approximately $58 million in 2008 due to a higher capital base at LaRonde and the amortization of the new Goldex and Kittila mines as they come into commercial production in the year. Interest expense is expected to increase to between $4.0 and $4.5 million as the Company expects it will draw down its new $300 million, unsecured credit facility to fund capital expenditures in 2008. The Company's effective tax rate is expected to be 35% in 2008 due to recently announced changes in the Canadian federal tax regime. The tax rate is expected to increase from the 12.7% effective rate realized in 2007 primarily due to the fact that the 2007 rate was reduced from statutory rates due to the factors mentioned under the caption "Results of Operations — Income and Mining Taxes".

        In 2008, Agnico-Eagle expects to incur approximately $591 million of capital expenditures, which include:

  •
  $90 million in capital expenditures related to construction and development at the Kittila mine project;

  •
  $23 million in capital expenditures related to construction and development at the Goldex mine project;

  •
  $65 million in capital expenditures at the LaRonde Mine which includes sustaining capital expenditures and construction and development of the LaRonde Mine extension;

  •
  $78 million relating to shaft sinking and development at the Lapa mine project;

  •
  $126 million in capital expenditures related to construction and development at the Pinos Altos mine project;

  •
  $173 million in capital expenditures related to construction and development at the Meadowbank mine project; and

  •
  $36 million in capital expenditures related to exploration drilling aimed at extending the current ore zones within the Company's various mining areas.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Risk Profile

        Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2008, an accident claimed the life of an employee at the Goldex mine project. Quebec's Commission de la santé et de la sécurité du travail has investigated this accident but has not delivered a report or recommendation to date. The Company's LaRonde Mine is one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        Agnico-Eagle also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3. Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $566 per ounce;

  •
  Silver — $10.55 per ounce;

  •
  Zinc — $2,596 per tonne;

  •
  Copper — $5,628 per tonne; and

  •
  C$/US$ — $1.1461 per $1.00.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2007, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $602 – $846 per ounce averaging $697 per ounce;

  •
  Silver — $11.06 – $16.22 per ounce averaging $13.39 per ounce;

  •
  Zinc — $2,221 – $4,402 per tonne averaging $3,257 per tonne;

  •
  Copper — $5,301 – $8,375 per tonne averaging $7,139 per tonne; and

  •
  C$/US$ — C$0.9059 – C$1.1876 per $1.00 averaging C$1.0740 per $1.00.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2007 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2007 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2008.

Changes in variable	Impact on EPS ($)
C$/US$	$0.11
Gold	$0.09
Zinc	$0.07
Silver	$0.02
Copper	$0.02

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options and forward contracts to protect minimum precious and base metal prices while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company entered into foreign currency derivative transactions in 2007 which were not accounted for as hedges in the income statement. The Company's derivative strategy consisted of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All the derivative transactions matured prior to the year end such that no derivatives were outstanding on December 31, 2007. Throughout 2007, the Company's foreign currency derivative strategy generated $3.7 million in call option premiums using this strategy.

Interest Rate

        The Company's current exposure to market risk for changes in interest rates relates primarily to its investment portfolio, however the Company anticipates that it will need to draw down on its $300 million unsecured revolving bank credit facility, which currently has no amounts of principal or interest owing, to fund part of the capital expenditures related to its development projects.

        The Company usually invests its cash in investments with short maturities or with frequent interest reset terms with a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As of December 31, 2007, substantially all of our investments in our portfolio were highly liquid investments and consisted primarily of bank notes and short-term corporate notes.

        Amounts drawn under the bank credit facility will be subject to floating interest rates based on benchmark rates available in the United States or Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements, if and/or when amounts are drawn under the facility, to manage its exposure to fluctuating interest rates. The Company estimates that a one percent change in the interest rate would change its net income per share by $0.02.

Derivatives

        The Company enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        For 2007, Agnico-Eagle recorded a $0.8 million charge in the Consolidated Statements of Income to reflect the maturity of gold put option contracts which were liquidated in 2005. This amount is simply the original cost for gold puts maturing in the year. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The Company did not enter in any new derivative contracts in 2006. In 2006, the Company's remaining copper and zinc derivative contracts matured. The Company made aggregate cash payments of $27 million to settle these contracts at their individual maturity dates. These contracts are discussed more fully in Item 18 of the Form 20-F.

        In February 2007, the Company entered into a series of gold derivative transactions in connection with its take-over bid for Cumberland. Prior to the announcement of the take-over bid, Cumberland secured a gold loan facility for up to 420,000 ounces. As a condition to the gold loan facility, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position should the Company's then pending take-over bid be successful. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. These contracts were offset against Cumberland's derivative position in April of 2007 once the take-over bid was complete. From February 2007 to April 2007, the Company recorded a charge of $5.0 million in the Consolidated Statements of Income to reflect the change in value of its derivative position prior to offsetting it against the derivative position of Cumberland.

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's mining and milling operations at the LaRonde Mine currently account for all of the Company's gold production and will continue to account for all of its gold production in the future until additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. The Company also anticipates using revenue generated by its operations at the LaRonde Mine to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones and may present new or different challenges for the Company. Gold production of the LaRonde Mine above Level 245 has started to decline. While the Goldex mine project and the Kittila mine project are both expected to commence operations during 2008, production from these mines will be lower in their initial periods of operation and, if production is subject to unforeseen delays, may not occur until later years. In addition, production from these mine projects may be lower than anticipated. Unless the Company can successfully bring into production the Goldex, Kittila, Lapa, Pinos Altos or Meadowbank mine projects, the LaRonde Mine extension, its other exploration properties, or otherwise acquire gold-producing assets in 2008, the Company's results of operations will be adversely affected. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what is currently the Company's sole active mining operation.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of the production hoist or the semi-autogenous grinding, or SAG, mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or there is increased dilution. In three of the last five years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to a rock fall, production drilling challenges and lower than planned mill recoveries in 2003, higher than expected dilution in 2004 and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. Occurrences of this nature in future years may result in the Company's failure to achieve current or future production estimates.

        The Company commenced construction of the Goldex mine project in Quebec in 2005. The Company announced in June 2006 that it would initiate development of the LaRonde Mine extension, accelerate construction at the Lapa mine project in Quebec, and build the Kittila mine project in northern Finland. In April 2007, the Company acquired the development-stage Meadowbank mine project in Nunavut, Canada and in August 2007, the Company announced that it would build the Pinos Altos mine project in northern Mexico. The Company believes that, on completion, the LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or internal shaft) and series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. The development of the LaRonde Mine extension and the Goldex, Lapa, Kittila and Pinos Altos mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start-up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves based on, among other things, a $583 per ounce gold price. While monthly average gold prices have been above $583 per ounce since April 2006, for the five years prior to that, the market price of gold was, on average, below $583 per ounce. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations have been expanded to include mine construction projects in Finland and northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        The Company's Meadowbank mine project is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company has now substantially completed a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay, to the Meadowbank mine project, the Company's operations at the Meadowbank mine project will be constrained by the remoteness of the project, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Some of the materials that the Company requires for the construction and operation of the Meadowbank mine project are currently in high demand due to the increased level of activity in the global mining industry and some of these items currently have extended order times. If the Company cannot identify and procure suitable equipment, within such timeframe as would permit transporting such equipment to the Meadowbank mine project, this may result in delays to the construction schedule of the Meadowbank mine project and may also delay the start-up of mining operations and/or increase estimated costs. The remoteness of the Meadowbank mine project also necessitates its operation as a fly-in/fly-out camp operation which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, this may have an adverse effect on the Company's future development plans and operations at the Meadowbank mine project.

Regulatory Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 14, 2008 were exercised:

Common shares outstanding at March 14, 2008	143,507,606
Employee stock options	4,857,705

148,365,311

Evaluation of Disclosure Controls and Procedures

        Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

        As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under the Canadian Securities Administrators' Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, future tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an ore body is discovered. Further exploration and development to delineate costs of the ore body are capitalized as mine development costs once a feasibility study is successfully completed and proven and probable reserves are established.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred prior to the commencement of commercial production are capitalized. Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require the Company to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. In each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. Agnico-Eagle periodically reviews these estimates and updates reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the future income tax liability by $4.5 million.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations, metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

Pensions

        As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

Deferred Stripping Costs

        In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.

        In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption resulted in the decrease of ore stockpile inventory by $5.1 million, net of tax. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Other Accounting Developments

        Under the SEC Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

        In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value with changes in fair value reported in earnings. The election is made on an instrument-by-instrument basis and is irrevocable. The provisions for FAS 159 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

        In December 2007, the FASB issued FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Specifically, FAS 160 states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The provisions of FAS 160 are effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

        In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, early adoption is prohibited. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

        In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Mineral Reserve Data

        The information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Lapa, Goldex, Meadowbank, Kittila and Pinos Altos mine projects, and the Bousquet and Ellison properties has been prepared by the qualified people set out below in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("National Instrument 43-101"). The Company's Vice President, Project Development, Marc Legault, P.Eng, a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this MD&A. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

Property	Qualified person responsible for mineral reserve estimates
LaRonde Mine	Francois Blanchet, Ing., Superintendent of Geology, LaRonde Mine
Goldex	Dyane Duquette, P. Geo., Assistant Superintendent, Technical Services, Goldex mine project
Lapa	Normand Bédard, P. Geo., Geology Superintendent, Lapa mine project
Meadowbank	Daniel Doucet, Ing., Principal Engineer, Technical Services Group
Kittila	Marc Legault, P. Eng., Vice President, Project Development
Pinos Altos	Daniel Douchet, Ing., Principal Engineer, Technical Services Group
Bousquet and Ellison	Francois Blanchet, Ing., Superintendent of Geology, LaRonde Mine

        The assumptions used for the mineral reserves and resources estimate reported by the Company in this MD&A were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and exchange rates of C$1.14 per $1.00, 10.91 Mexican pesos per $1.00 and $1.29 per €1.00.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	250,000	2.23	18,000
Lapa	3,000	10.63	1,000
LaRonde	4,672,000	2.77	416,000
Total Proven Reserve	4,924,000		435,000
Probable Reserve
Goldex	22,849,000	2.20	1,616,000
Lapa	3,756,000	8.86	1,070,000
LaRonde	30,225,000	4.67	4,542,000
Kittila	18,206,000	5.12	2,996,000
Meadowbank	29,261,000	3.67	3,453,000
Pinos Altos	24,657,000	3.21	2,547,000
Total Probable Reserve	128,952,000		16,224,000
Total Proven and Probable Reserve	133,877,000		16,659,000

Notes:

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in the Form 20-F under the caption "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserve and Resource", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005, the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006, the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005, the Technical Report on the Estimation of Mineral Resource and Reserves on the Surrikuusikko Gold Project, Northern Finland filed with the Canadian securities regulatory authorities on SEDAR March 14, 2006, the Technical Report on the Meadowbank Gold Project, Nunavut filed with Canadian securities regulatory authorities by Cumberland, a predecessor to the Company, on SEDAR March 31, 2005 and Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, 2007 Technical Report on Mineral Resources and Reserves filed with Canadian securities regulatory authorities September 24, 2007.

Summarized Quarterly Data

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		Total 2006
Income and cash flows
LaRonde Mine
Revenues from mining operations		$90,581		$126,872		$108,798		$138,381		$464,632
Production costs		33,187		35,567		36,456		38,543		143,753

Gross profit (exclusive of amortization shown below)		57,394		91,305		72,342		99,838		320,879
Amortization		5,997		6,108		6,119		7,031		25,255

Gross profit		$51,397		$85,197		$66,223		$92,807		$295,624

Net income for the period		$37,190		$37,092		$45,203		$41,852		$161,337
Net income per share — basic		$0.35		$0.32		$0.38		$0.35		$1.40
Net income per share — diluted		$0.34		$0.31		$0.37		$0.34		$1.35
Operating cash flow		$19,711		$48,095		$73,945		$84,501		$226,252
Investing cash flow		$(50,969)		$(5,578)		$(185,498)		$(57,678)		$(299,723)
Financing cash flow		$45,456		$246,449		$2,268		$4,406		$298,579
Weighted average number of common shares outstanding (in thousands)		106,127		114,434		120,386		120,897		115,461
Tonnes of ore milled		661,528		656,902		669,026		685,624		2,673,080
Head grades:
Gold (grams per tonne)		3.30		2.89		3.01		3.31		3.13
Silver (grams per tonne)		77.00		78.20		75.90		75.26		76.58
Zinc		3.79%		4.27%		4.43%		4.06%		4.13%
Copper		0.41%		0.33%		0.39%		0.34%		0.39%
Recovery rates:
Gold		91.91%		91.35%		92.34%		90.51%		91.51%
Silver		86.50%		87.70%		88.30%		87.30%		87.53%
Zinc		86.70%		87.20%		87.70%		88.50%		87.60%
Copper		83.80%		81.10%		81.70%		83.00%		82.40%
Payable production:(1)
Gold (ounces)		64,235		55,966		59,603		66,022		245,826
Silver (thousands of ounces)		1,227		1,247		1,233		1,249		4,956
Zinc (tonnes)		18,462		20,787		22,068		20,866		82,183
Copper (tonnes)		2,053		1,590		1,884		1,762		7,289
Realized prices:
Gold (per ounce)		$611		$687		$600		$594		$622
Silver (per ounce)		$10.83		$13.06		$12.39		$13.38		$12.42
Zinc (per tonne)		$2,640		$3,786		$3,525		$4,640		$3,699
Copper (per tonne)		$5,812		$14,901		$6,843		$6,059		$8,186
Total cash costs (per ounce):
Production costs		$517		$636		$612		$584		$585
Less: Net byproduct revenues		(748)		(1,523)		(1,340)		(1,475)		(1,240)
Inventory adjustments		(8)		(86)		21		33		(31)
Accretion expense and other		(2)		(2)		(2)		(10)		(4)

Total cash costs (per ounce)(2)		$(241)		$(975)		$(709)		$(868)		$(690)

Minesite costs per tonne milled(2)	C$	57	C$	61	C$	63	C$	63	C$	62

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP financial measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2007		June 30, 2007		September 30, 2007		December 31, 2007		Total 2007
Income and cash flows
LaRonde Mine
Revenues from mining operations		$100,730		$117,935		$104,812		$108,728		$432,205
Production costs		36,178		42,810		44,936		42,180		166,104

Gross profit (exclusive of amortization shown below)		64,552		75,125		59,876		66,548		266,101
Amortization		6,928		7,094		7,578		6,157		27,757

Gross profit		$57,624		$68,031		$52,298		$60,391		$238,344

Net income for the period		$24,922		$37,809		$11,452		$65,162		$139,345
Net income per share — basic		$0.21		$0.28		$0.08		$0.46		$1.05
Net income per share — diluted		$0.20		$0.27		$0.08		$0.46		$1.04
Operating cash flow		$56,066		$79,832		$49,946		$43,345		$229,189
Investing cash flow		$90,748		$(25,242)		$(213,119)		$(212,570)		$(360,183)
Financing cash flow		$(10,663)		$1,853		$15,361		$124,181		$130,732
Weighted average number of common shares outstanding (in thousands)		121,159		133,788		135,509		140,618		132,768
Tonnes of ore milled		671,484		679,765		667,238		654,976		2,673,463
Head grades:
Gold (grams per tonne)		3.00		2.82		2.85		3.14		2.95
Silver (grams per tonne)		84.40		68.60		75.00		73.50		75.40
Zinc		3.71%		3.44%		3.80%		3.59%		3.63%
Copper		0.39%		0.32%		0.32%		0.40%		0.36%
Recovery rates:
Gold		90.66%		91.54%		91.58%		91.11%		91.21%
Silver		87.40%		87.40%		88.10%		86.70%		87.51%
Zinc		85.30%		87.60%		86.20%		88.20%		86.80%
Copper		84.80%		86.40%		84.90%		88.40%		86.20%
Payable production:(1)
Gold (ounces)		58,588		56,392		55,830		60,182		230,992
Silver (ounces in thousands)		1,397		1,135		1,222		1,166		4,920
Zinc (tonnes)		17,944		17,462		18,609		17,562		71,577
Copper (tonnes)		1,990		1,689		1,647		2,156		7,482
Realized prices:
Gold (per ounce)		$669		$683		$748		$895		$748
Silver (per ounce)		$13.82		$13.28		$12.79		$14.40		$13.63
Zinc (per tonne)		$2,798		$3,950		$2,838		$2,313		$2,941
Copper (per tonne)		$6,090		$7,008		$7,910		$6,134		$6,994
Total cash costs (per ounce):
Production costs		$617		$759		$804		$701		$719
Less: Net byproduct revenues		(1,071)		(1,396)		(1,131)		(850)		(1,082)
Inventory adjustments		(126)		(57)		25		(28)		4
Accretion expense and other		(4)		(5)		(5)		(7)		(6)

Total cash costs (per ounce)(2)		$(584)		$(699)		$(307)		$(184)		$(365)

Minesite costs per tonne milled(2)	C$	64	C$	71	C$	66	C$	65	C$	66

Five Year Financial and Operating Summary

Financial Data
(thousands of United States dollars, except where noted)

	2007		2006		2005		2004		2003
Revenues from mining operations		$432,205		$464,632		$241,338		$188,049		$126,820
Interest, sundry income and gain on available-for-sale securities		29,230		45,915		4,996		655		2,775

		461,435		510,547		246,334		188,704		129,595
Costs and expenses		302,157		249,904		211,055		142,671		147,708

Income (loss) before income taxes		159,278		260,643		35,279		46,033		(18,113)
Income and mining taxes expense (recovery)		19,933		99,306		(1,715)		(1,846)		(358)

Income (loss) before cumulative catch-up adjustment		139,345		161,337		36,994		47,879		(17,755)
Cumulative catch-up adjustment relating to FAS 143		—		—		—		—		(1,743)

Net income (loss)		$139,345		$161,337		$36,994		$47,879		$(19,498)

Net income (loss) per share — basic		$1.05		$1.40		$0.42		$0.56		$(0.23)
Net income (loss) per share — diluted		1.04		1.35		0.42		0.56		(0.23)
Operating cash flow		$229,189		$226,252		$82,980		$49,525		$4,253
Investing cash flow		$(360,183)		$(299,723)		$(66,539)		$(94,832)		$(105,907)
Financing cash flow		$130,732		$298,579		$11,689		$21,173		$5,439
Dividends declared per share		$0.18		$0.12		$0.03		$0.03		$0.03
Capital expenditures		$510,877		$149,185		$70,270		$53,318		$42,038
Average gold price per ounce realized		$748		$622		$449		$418		$368
Average exchange rate — C$ per $	C$	1.0738	C$	1.1344	C$	1.2115	C$	1.3017	C$	1.4011
Weighted average number of common shares outstanding (in thousands)		132,768		115,461		89,030		85,157		83,889
Working capital (including undrawn credit lines)		$751,587		$839,898		$338,490		$266,305		$240,613
Total assets		$2,735,498		$1,521,488		$976,069		$718,164		$637,101
Long-term debt		$—		$—		$131,056		$141,495		$143,750
Shareholders' equity		$2,058,934		$1,252,405		$655,067		$470,226		$400,723
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Mine
Revenues from mining operations		$432,205		$464,632		$241,338		$188,049		$126,820
Production costs		166,104		143,753		127,365		98,168		104,990

Gross profit (exclusive of amortization shown below)		$266,101		$320,879		$113,973		$89,881		$21,830
Amortization		27,757		25,255		26,062		21,763		17,504

Gross profit		$238,344		$295,624		$87,911		$68,118		4,326

Tonnes of ore milled		2,673,463		2,673,080		2,671,811		2,700,650		2,221,337
Gold — grams per tonne		2.95		3.13		3.11		3.41		3.77
Gold production — ounces		230,992		245,826		241,807		271,567		236,653
Silver production — ounces (in thousands)		4,920		4,956		4,831		5,699		3,953
Zinc production — tonnes		71,577		82,183		76,545		75,879		45,513
Copper production — tonnes		7,482		7,289		7,378		10,349		9,131
Total cash costs (per ounce):
Production costs		$719		$585		$527		$362		$390
Less: Net byproduct revenues		(1,082)		(1,240)		(511)		(304)		(173)
Inventory adjustments		4		(31)		29		—		—
El Coco royalty		—		—		—		—		54
Accretion expense and other		(6)		(4)		(2)		(2)		(2)

Total cash costs (per ounce)(1)		$(365)		$(690)		$43		$56		$269

Minesite costs per tonne milled	C$	66	C$	62	C$	55	C$	53	C$	57

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce is a non-GAAP financial measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

QuickLinks

  Exhibit 99.2
Management's Discussion and Analysis (Prepared in accordance with United States GAAP)
Agnico-Eagle Mines Limited Management's Discussion and Analysis Table of Contents
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
Consolidated Financial Data (thousands of United States dollars, except where noted)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Financial Data (thousands of United States dollars, except where noted)